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                                                                  Exhibit (a)(4)

        COMPUTER SCIENCES CORPORATION

CSC LOGO

       March 2, 1998

       Dear Computer Sciences Stockholder:

       As you may be aware, Computer Associates International, Inc. has commenced a tender offer for the outstanding shares of Computer Sciences Corporation at a cash price of $108 per share.

       At a meeting on February 18, 1998, our Board of Directors met to consider Computer Associates' merger proposal, contained in a letter dated February 10, 1998. After careful consideration of the proposal and the advice of our counsel, as well as that of our financial advisors, Goldman Sachs & Co. and J.P. Morgan & Co., the Board concluded unanimously to reject the Computer Associates proposal.

       The Board of Directors met again on February 27, 1998, to consider its formal response to the Computer Associates tender offer, and to review developments to date. At the end of the meeting, the Board voted unanimously to reaffirm its rejection of Computer Associates' proposed takeover of our Company. I strongly urge you to join the Board in rejecting Computer Associates' offer and not tender any of your shares to Computer Associates.

       We firmly believe that Computer Associates' offer does not represent fair value for our Company. In the coming days, we will provide you with specific information to substantiate our conviction that Computer Associates' bid falls short of rewarding our stockholders for the underlying value of Computer Sciences.

       The enclosed Schedule 14D-9, as filed with the Securities and Exchange Commission, contains extensive information concerning our actions in response to the Computer Associates offer. I urge you to review it carefully.

       The Board of Directors and I thank you for your ongoing support, and promise to keep you fully informed of developments. In the meantime, we will continue to focus on moving our Company successfully into the future.

       Sincerely,

       /s/ VAN B. HONEYCUTT
       Van B. Honeycutt
       Chief Executive Officer

       For questions or comments, please contact Morrow & Co., Inc. at 1-800-662-5200